UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS

FINANCIAL PERFORMANCE

4Q22

P-71
Itapu Field

Petrobras financial performance in 4Q22

Rio de Janeiro, March 01, 2023

Message from the CFO

Dear shareholders and investors,

With a strong sense of accomplishment, we are very proud to share 2022 results. They are the synthesis of a long trajectory of huge challenges which were overcome, efficient management, consistent strategic choices which were vindicated and the focus on value generation, all of which are today reflected in excellent economic and financial results and a solid balance sheet.

We have reached superlative records: recurring net income and EBITDA of, respectively, US$ 34 billion and US$ 67 billion, which, notwithstanding the positive external backdrop, represent the result of several relevant management decisions taken over the past years, as oil prices had previously been at levels similar to those of 2022, without equivalent results. And we have generated those results while investing in 2022 US$ 10 billion in our businesses and delivering an oil and gas production of 2.7 million boed, 3% above the center of the target and with 73% of pre-salt oil in the mix, demonstrating how serious and effective is the execution of our robust and resilient strategic planning. We continue to break production records. FPSO Carioca, in Sépia field, reached in November the average monthly production of 174 kbpd and the ATP-6 well in Atapu reached in the same period 56.5 kbpd. In 2022 reserves incorporation was the highest ever (2.0 billion boe), for the second year in a row, reflecting the excellent performance of our assets. The reserves to production metric (R/P) went up to 12.2 years.

We started up 2 new production platforms, in the Mero and Itapu fields, the latter brought forward relative to the initial schedule. We shall have 17 additional ones coming online over the next 5 years.

We delivered world-class results in refining and trading and logistics. We continue with our plans to modernize our refining facilities, with works in the Sulfur Recovery Unit at REGAP, procurement of the new HDT for REPLAN and the system for reduction of emissions into the atmosphere (blowdown closure at RPBC). We have kept the utilization factor in our refineries at high and efficient levels, despite relevant maintenance stoppages, and we also increased energy efficiency and reduced emissions.

The year 2022 was challenging with global supply limitations caused by the conflict in Ukraine. Our global market coverage and development of new customers were instrumental for the shift in our exports flow aimed at generating value and seizing new arbitrage opportunities. We have been able to diversify the destinations of our exports and practice competitive prices, while reducing volatility to our customers.

In regard to innovation and technological development, it is worth noting that for the second year in a row we have reached the record of 1,100 active patents filed only in 2022. For the fourth consecutive year we were in the top position in high performance and ecoefficient computers in Latin America, with the Pegasus supercomputer, which happens to be the 5th most powerful on the global oil industry. Processing more data enables us to generate ever-sharper images for the areas mapped for oil and gas exploration and production, besides reducing processing time. This contributes to production optimization, increase in recovery factor of the existing reserves and the maximization of the efficiency of our exploratory projects.

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These results and the countless other efforts and processes, it is always worth remembering, were carried out with the utmost respect for the highest governance and compliance standards. Consistent with the continuous improvement of our governance and transparency, in 2022 we approved our Tax Policy and improved the governance of our Pricing Policy with the approval by our Board of Directors of the guideline for prices in the domestic market. Our Governance efforts have been rewarded and for the 6th consecutive year we have received the Level 1 Governance Certification from the Secretariat of Coordination and Governance of State-Owned Companies (SEST). We also stand in the top position in the ranking for active transparency of the General Federal Inspector’s Office (Controladoria Geral da União).

We have accomplished all this always prioritizing the safety of our employees – captured in the total recordable injuries metric of 0.68 per million men-hour – and respecting the environment and society. We have today the largest program for offshore CO2 capture worldwide. In 2022 we injected 10.6 million tCO2, the most we injected in a single year. In light of the cumulative results our reinjection commitment was revised up to 80 million tCO2 by 2025 in CCUS (carbon capture usage and storage) projects. CO2 reinjection will continue to have a relevant role in the reduction of the intensity of GHG emissions on oil and gas production. Besides, as can be witnessed in the evolution of our strategic plans, we are seeking to expand even further our environmental initiatives, developing capabilities also for the offshore wind, hydrogen and biorefining businesses. For the second year in a row, Petrobras has joined the Dow Jones Sustainability Index World and we have reached the maximum score in the Environmental Report, Water-related Risks and Social Report criteria. The company also stood out in terms of Operating Eco-efficiency, Labor Practices and Human Rights. It is also noteworthy that we are implementing a green recycling policy for platforms to be decommissioned, in line with the market’s best ESG practices.

All those efforts were translated into huge wealth for Brazilian society. In 2022, we have paid the record amount of R$ 279 billion in taxes and government take and we have surpassed the mark of R$ 1 trillion over the last 5 years. Our strong results have also been translated into returns to our shareholders. Our Board of Directors approved dividends of R$ 2.75[1] per common and preferred share, relative to 4Q22 results. And we can continue to deliver even more. With the perspectives on oil and gas production growth, with higher profitability due to the pre-salt, and the capacity of our company to face the challenges imposed by the inevitable energy transition we shall be in a unique position to continue to generate long term value. It is obviously worth nothing that we cannot ignore the cyclical nature of our industry: who can forget negative oil prices during the height of the pandemic? In 2022 our return on capital employed was 16%. In 2020 it was only 3%. Therefore, we need to focus on our portfolio’s resilience, ensuring long term financial sustainability.

[1] For more information and details please access the material fact released today.

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All that has been constructed was only possible due to the efforts, capacity and commitment of thousands of people, who, infused with collaborative spirit and working for a common good, are capable of generating so much wealth for society.

Lastly, we are confident that Petrobras will keep moving forward to a bright future, overcoming challenges, developing technologies to the energy transition and, in the meantime, generating value to society and to our shareholders and investors.

Rodrigo Araujo Alves

Disclaimer

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 4Q22 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

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Main items

Table 1 - Main items*

						Variation (%)
R$ million	4Q22	3Q22	4Q21	2022	2021	4Q22 X 3Q22	4Q22 X 4Q21	2022 X 2021
Sales revenues	158,579	170,076	134,190	641,256	452,668	(6.8)	18.2	41.7
Gross profit	76,637	86,836	59,047	334,100	219,637	(11.7)	29.8	52.1
Operating expenses	(18,184)	(12,395)	(1,341)	(41,136)	(17,233)	46.7	1256.0	138.7
Consolidated net income (loss) attributable to the shareholders of Petrobras	43,341	46,096	31,504	188,328	106,668	(6.0)	37.6	76.6
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	42,910	46,290	23,795	177,431	83,286	(7.3)	80.3	113.0
Net cash provided by operating activities	67,575	63,207	51,392	255,410	203,126	6.9	31.5	25.7
Free cash flow	48,865	52,982	41,986	205,754	168,992	(7.8)	16.4	21.8
Adjusted EBITDA	73,091	91,421	62,945	340,482	234,576	(20.1)	16.1	45.1
Recurring adjusted EBITDA*	75,504	92,268	62,466	345,323	234,069	(18.2)	20.9	47.5
Gross debt (US$ million)	53,799	54,268	58,743	53,799	58,743	(0.9)	(8.4)	(8.4)
Net debt (US$ million)	41,516	47,483	47,626	41,516	47,626	(12.6)	(12.8)	(12.8)
Net debt/LTM Adjusted EBITDA ratio **	0.63	0.75	1.09	0.63	1.09	(16.0)	(42.2)	(42.2)
Average commercial selling rate for U.S. dollar	5.26	5.25	5.58	5.16	5.40	0.2	(5.7)	(4.4)
Brent crude (US$/bbl)	88.71	100.85	79.73	101.19	70.73	(12.0)	11.3	43.1
Domestic basic oil by-products price (R$/bbl)	621.25	692.97	485.84	632.22	416.34	(10.3)	27.9	51.9
TRI (total recordable injuries per million men-hour frequency rate)				0.68	0.56	-	-	21.4
ROCE (Return on Capital Employed)	15.9%	14.8%	7.8%	15.9%	7.8%	1,1 p.p.	8,1 p.p.	8,1 p.p.

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

* *Ratio calculated in USD

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Consolidated results

Net revenues

Table 2 – Net revenues by products

						Variation (%)
R$ million	4Q22	3Q22	4Q21	2022	2021	4Q22 X 3Q22	4Q22 X 4Q21	2022 X 2021
Diesel	54,139	61,343	37,688	206,960	130,671	(11.7)	43.7	58.4
Gasoline	21,188	21,575	21,009	83,354	64,206	(1.8)	0.9	29.8
Liquefied petroleum gas (LPG)	6,008	7,108	6,495	26,362	24,168	(15.5)	(7.5)	9.1
Jet fuel	7,874	8,058	4,552	28,007	12,279	(2.3)	73.0	128.1
Naphtha	2,270	3,305	2,681	12,312	9,131	(31.3)	(15.3)	34.8
Fuel oil (including bunker fuel)	1,639	2,003	2,824	7,287	9,532	(18.2)	(42.0)	(23.6)
Other oil products	6,114	7,780	6,589	28,493	22,988	(21.4)	(7.2)	23.9
Subtotal oil products	99,232	111,172	81,838	392,775	272,975	(10.7)	21.3	43.9
Natural gas	10,418	10,522	10,035	39,617	31,694	(1.0)	3.8	25.0
Crude oil	6,836	10,379	3,339	39,613	3,766	(34.1)	104.7	951.9
Renewables and nitrogen products	281	364	31	1,454	215	(22.8)	806.5	576.3
Revenues from non-exercised rights	1,087	988	242	3,448	1,311	10.0	349.2	163.0
Electricity	795	740	4,064	3,622	15,559	7.4	(80.4)	(76.7)
Services, agency and others	1,283	1,333	1,338	5,363	4,357	(3.8)	(4.1)	23.1
Total domestic market	119,932	135,498	100,887	485,892	329,877	(11.5)	18.9	47.3
Exports	36,151	29,859	30,093	141,521	115,768	21.1	20.1	22.2
Crude oil	27,811	19,031	18,442	99,474	80,245	46.1	50.8	24.0
Fuel oil (including bunker fuel)	7,858	9,182	10,359	38,129	29,755	(14.4)	(24.1)	28.1
Other oil products and other products	482	1,646	1,292	3,918	5,768	(70.7)	(62.7)	(32.1)
Sales abroad (*)	2,496	4,719	3,210	13,843	7,023	(47.1)	(22.2)	97.1
Total foreign market	38,647	34,578	33,303	155,364	122,791	11.8	16.0	26.5
Total	158,579	170,076	134,190	641,256	452,668	(6.8)	18.2	41.7
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports

In 2022, net revenues increased 42%, driven mainly by the 43% rise in Brent prices compared to 2021 and higher oil product and natural gas prices in a year of continuing recovery in global demand and with supply impacted by the war in Ukraine. The strong growth of oil sales in the domestic market in 2022 is explained by sales to Acelen (Mataripe Refinery), after the divestment concluded on November 30, 2021.

In 2022, export revenues grew 22% due to higher Brent prices, despite a 12% drop in volumes compared to 2021.

In 4Q22, revenues decreased 7% compared to 3Q22 mainly due to the 12% depreciation of Brent in the quarter. Revenues from oil products in the domestic market fell 11% compared to 3Q22, influenced by the reduction in oil product prices, which were more aligned to international prices. Oil revenues in the domestic market fell 34% in 4Q22 due to lower sales to Acelen and the drop in Brent prices.

Export revenues, despite the depreciation in Brent prices, increased 21% in 4Q22 compared to 3Q22. This result mainly reflected the realization in 4Q22 of ongoing exports from 3Q22.

Diesel and gasoline remained the main products, together accounting for 76% of oil products revenues in 4Q22.

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Graph 1 – Oil products sales revenues 4Q22 – domestic market

As the war in Ukraine continued, we maintained our strategy of diversifying oil flows in 2022 and market development of pre-salt oil streams in order to maximize the value of Petrobras exports.

Búzios remains the main export stream, representing almost 50% of the volume exported in 2022. The global market coverage allowed the best use of arbitrage throughout the year, which was characterized by high volatility and change in flows due to the war in Ukraine.

Over the years Petrobras has been implementing a constant search for global opportunities and the development of new clients, which was decisive for the company to also change the flow of its exports, taking advantage of new arbitrage opportunities and maximizing value generation. In 4Q22 we made our first export of Mero, opening a new market in Thailand.

In 4Q22, we had the following distribution of export destinations by volume:

Table 3 – Destination of oil exports

Country	4Q22	3Q22	4Q21
China	45%	29%	38%
Europe	29%	27%	16%
Latam	10%	21%	23%
USA	7%	10%	8%
Asia (Ex China)	7%	11%	13%
Caribbean	2%	2%	2%

Table 4 – Destination of exports of oil products

Country	4Q22	3Q22	4Q21
Singapore	70%	59%	84%
USA	16%	20%	10%
Caribbean	8%	14%	4%
Europe	6%	7%	0%
Others	-	-	2%

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Cost of goods sold

Table 5 – Cost of goods sold

						Variation (%)
R$ million	4Q22	3Q22	4Q21	2022	2021	4Q22 X 3Q22	4Q22 X 4Q21	2022 X 2021
Acquisitions	(36,216)	(35,902)	(31,042)	(122,975)	(86,975)	0.9	16.7	41.4
Crude oil imports	(15,723)	(16,724)	(8,900)	(54,185)	(30,444)	(6.0)	76.7	78.0
Oil products imports	(15,954)	(14,771)	(10,396)	(46,639)	(30,361)	8.0	53.5	53.6
Natural gas imports	(4,539)	(4,407)	(11,746)	(22,151)	(26,170)	3.0	(61.4)	(15.4)
Production	(40,973)	(41,234)	(35,253)	(165,434)	(128,721)	(0.6)	16.2	28.5
Crude oil	(33,443)	(34,079)	(29,547)	(136,860)	(105,277)	(1.9)	13.2	30.0
Production taxes	(16,536)	(17,773)	(15,709)	(71,198)	(51,053)	(7.0)	5.3	39.5
Other costs	(16,907)	(16,306)	(13,838)	(65,662)	(54,224)	3.7	22.2	21.1
Oil products	(3,919)	(3,448)	(3,025)	(13,778)	(13,424)	13.7	29.6	2.6
Natural gas	(3,611)	(3,707)	(2,681)	(14,796)	(10,020)	(2.6)	34.7	47.7
Production taxes	(901)	(1,150)	(988)	(4,542)	(3,206)	(21.7)	(8.8)	41.7
Other costs	(2,710)	(2,557)	(1,693)	(10,254)	(6,814)	6.0	60.1	50.5
Services, electricity, operations abroad and others	(4,753)	(6,104)	(8,848)	(18,747)	(17,335)	(22.1)	(46.3)	8.1
Total	(81,942)	(83,240)	(75,143)	(307,156)	(233,031)	(1.6)	9.0	31.8

In 2022, cost of goods sold increased 32% compared to 2021 reflecting mainly higher expenses with imports, as a result of higher prices of oil and oil products, and with government take, as a consequence of the appreciation of Brent and natural gas prices. The reduction in the volume of LNG and Bolivian gas imports partially offset this effect. In 2022 there was a 15% reduction in Bolivian gas imports and a 74% reduction in the volume of regasified LNG, which is mainly explained by the lower natural gas thermoelectric dispatch due to the favorable hydrological scenario.

In 4Q22, the cost of goods sold dropped 2% compared to 3Q22, due to the devaluation of Brent, which contributed to the drop in government take.

Operating expenses

Table 6 – Operating expenses

						Variation (%)
R$ million	4Q22	3Q22	4Q21	2022	2021	4Q22 X 3Q22	4Q22 X 4Q21	2022 X 2021
Selling, General and Administrative Expenses	(8,772)	(8,110)	(7,810)	(32,325)	(29,146)	8.2	12.3	10.9
Selling expenses	(6,795)	(6,358)	(6,100)	(25,448)	(22,806)	6.9	11.4	11.6
Materials, third-party services, freight, rent and other related costs	(5,601)	(5,102)	(5,075)	(20,592)	(19,095)	9.8	10.4	7.8
Depreciation, depletion and amortization	(938)	(1,020)	(905)	(4,062)	(3,289)	(8.0)	3.6	23.5
Allowance for expected credit losses	(127)	(107)	(6)	(304)	65	18.7	2016.7	−
Employee compensation	(129)	(129)	(114)	(490)	(487)	−	13.2	0.6
General and administrative expenses	(1,977)	(1,752)	(1,710)	(6,877)	(6,340)	12.8	15.6	8.5
Employee compensation	(1,197)	(1,171)	(1,100)	(4,464)	(4,490)	2.2	8.8	(0.6)
Materials, third-party services, rent and other related costs	(611)	(446)	(490)	(1,871)	(1,384)	37.0	24.7	35.2
Depreciation, depletion and amortization	(169)	(135)	(120)	(542)	(466)	25.2	40.8	16.3
Exploration costs	(3,447)	(565)	(834)	(4,616)	(3,731)	510.1	313.3	23.7
Research and Development	(942)	(984)	(827)	(4,087)	(3,033)	(4.3)	13.9	34.8
Other taxes	(1,017)	(489)	(197)	(2,272)	(2,180)	108.0	416.2	4.2
Impairment of assets	(4,680)	(1,336)	1,537	(6,859)	16,890	250.3	−	−
Other income and expenses, net	674	(911)	6,790	9,023	3,967	−	(90.1)	127.5
Total	(18,184)	(12,395)	(1,341)	(41,136)	(17,233)	46.7	1256.0	138.7

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In 2022, operating expenses increased 139 mostly reflecting the absence of gains in 2022 from the impairment reversals (-R$ 23,7 billion), the complementary gain from the exclusion of ICMS from the PIS/COFINS tax base (-R$ 2.6 billion), higher expenses with legal contingencies (-R$ 3.1 billion), and lower gains with the disposal and write-off of assets (-R$ 5.0 billion), partially offset by higher gains with co-participation agreements in the Sepia, Atapu, and Buzios fields (+R$ 18.3 billion).

The 12% growth in selling expenses in 2022 is explained by higher freight costs for exports, higher logistics expenses with natural gas transportation and higher oil sales in the domestic market, mainly to Acelen.

In 2022, general and administrative expenses increased by 9% compared to 2021, which is explained by the increase in services expenses, mainly related to digital transformation, and the resumption of activities post-pandemic.

Exploration expenses grew in 2022 mainly due to higher spending on the write-off of exploratory wells, partly offset by the reversal of local content fines with the National Agency of Petroleum, Natural Gas and Biofuels (ANP) after the execution of the Conduct Adjustment Agreement (TAC), related to investment commitments in Exploration and Production with local content.

The growth in expenses with research and technological development in 2022 is explained by the increase in the regulatory obligation to invest in research, development and innovation (RD&I), mainly due to the increase in revenues from pre-salt fields.

In 4Q22, operating expenses grew 47% compared to 3Q22, impacted mainly by higher impairment expenses (-R$ 3.3 billion) and exploratory expenses due mainly to the write-off of 8 exploratory wells in the Sergipe-Alagoas area (SEAL) (-R$ 2.9 billion), as well as higher expenses with judicial contingencies (-R$ 1.5 billion) and lower gains with the sale and write-off of assets (-R$ 1.5 billion), partly offset by the gain with co-participation agreements in the Sépia, Atapu, and Búzios fields (+R$ 7.5 billion).

Adjusted EBITDA

In 2022, Adjusted EBITDA grew 45% compared to 2021, reaching R$ 340.5 billion mainly influenced by the 43% appreciation of average Brent for the year and higher oil products prices in 2022.

In 4Q22, Adjusted EBITDA reached R$ 73.1 billion, a 20% decline compared to 3Q22, due to the 12% depreciation of Brent and lower oil products margins in the period, as well as higher exploration expenses and legal contingencies.

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Financial results

Table 7 – Financial results

						Variation (%)
R$ million	4Q22	3Q22	4Q21	2022	2021	4Q22 X 3Q22	4Q22 X 4Q21	2022 X 2021
Finance income	2,293	2,713	1,485	9,420	4,458	(15.5)	54.4	111.3
Income from investments and marketable securities (Government Bonds)	1,507	1,783	785	5,955	1,706	(15.5)	92.0	249.1
Other income, net	786	930	700	3,465	2,752	(15.5)	12.3	25.9
Finance expenses	(5,223)	(4,157)	(4,915)	(18,040)	(27,636)	25.6	6.3	(34.7)
Interest on finance debt	(3,030)	(2,963)	(3,046)	(12,173)	(15,461)	2.3	(0.5)	(21.3)
Unwinding of discount on lease liabilities	(1,993)	(1,773)	(1,816)	(6,936)	(6,584)	12.4	9.7	5.3
Discount and premium on repurchase of debt securities	(4)	(54)	(25)	(596)	(5,838)	(92.6)	(84.0)	(89.8)
Capitalized borrowing costs	1,247	1,364	1,274	5,319	5,244	(8.6)	(2.1)	1.4
Unwinding of discount on the provision for decommissioning costs	(655)	(668)	(1,017)	(2,680)	(4,088)	(1.9)	(35.6)	(34.4)
Other finance expenses, net	(788)	(63)	(285)	(974)	(909)	1150.8	176.5	7.2
Foreign exchange gains (losses) and indexation charges	4,420	(6,529)	(10,374)	(10,637)	(36,078)	−	−	(70.5)
Foreign exchange gains (losses)	5,359	(4,073)	(4,292)	5,637	(14,951)	−	−	−
Reclassification of hedge accounting to the Statement of Income	(6,698)	(5,813)	(6,954)	(25,174)	(24,777)	15.2	(3.7)	1.6
Monetary restatement of anticipated dividends and dividends payable (*)	4,602	2,085	570	5,351	602	120.7	707.4	788.9
Recoverable taxes inflation indexation income (**)	61	155	167	443	2,754	(60.6)	(63.5)	(83.9)
Other foreign exchange gains (losses) and indexation charges, net	1,096	1,117	135	3,106	294	(1.9)	711.9	956.5
Total	1,490	(7,973)	(13,804)	(19,257)	(59,256)	−	−	(67.5)

(*) In 2022, it refers to the income on the monetary restatement of paid anticipated dividends, in the amount of R$ 2.180 (R$ 105, in 2021), and to the expense on the indexation charges on dividends payable, in the amount of R$ 1.431 (R$ 73, in 2021)

(**) In 2021, it includes inflation indexation income related to the exclusion of ICMS (VAT tax) from the basis of calculation of PIS and COFINS

In 2022, the financial result was negative by R$ 19.3 billion, a 68% improvement compared to 2021, mostly explained by the gain with the BRL variation against the USD (R$/US$ 5.22 in Dec/2022 against R$/US$ 5.58 in Dec/2021). Additionally, the monetary restatement of anticipated dividends, lower transaction costs and goodwill on the repurchase of securities, lower interest expenses, gains on financial investments and discount on the repurchase of securities contributed to this result in 2022.

On the other hand, the financial result for 4Q22 was positive by R$ 1.5 billion, compared to a negative result of R$ 8.0 billion in 3Q22, reflecting the appreciation of the BRL against the USD (R$/US$ 5.22 in Dec/2022 versus R$/US$ 5.41 in Sep/2022) and gains in monetary restatement of anticipated dividends.

Net profit (loss) attributable to Petrobras shareholders

Net income in 2022 was R$ 188.3 billion, compared to R$ 106.7 billion in 2021. This increase is mainly due to the 43% appreciation of Brent, higher margins on oil products, improved financial results and gains from co-participation agreements in the Transfer of Rights fields, partially offset by higher tax collection and the absence of gains from the impairment reversals.

In 4Q22 net income was R$ 43.3 billion, compared to R$ 46.1 billion in 3Q22. This result is mainly explained by the depreciation of Brent, lower margins on oil products, higher impairment expenses, partially offset by gains from co-participation agreements in the Sepia, Atapu and Búzios fields and by the appreciation of the BRL against the USD, generating a positive financial result for Petrobras.

10

Recurring net income attributable to Petrobras shareholders and recurring Adjusted EBITDA

In 2022, the net income was R$ 188.3 billion, benefited from non-recurring items, especially the gains with co-participation agreements and asset sales, partially offset by expenses with impairment, legal contingencies and dismantling of areas, in addition to the net effect on income tax and social contribution on the sale of assets. Excluding the non-recurring effects, net income would have been R$ 177.4 billion. Adjusted EBITDA was negatively impacted by R$ 4.8 billion and would have totaled R$ 345.3 billion without the effect of non-recurring items in 2022.

In 4Q22, net income also benefited from non-recurring items by R$ 0.5 billion and would have been R$ 42.9 billion excluding these items. Adjusted EBITDA was negatively impacted by R$ 2.4 billion and would have totaled R$ 75.5 billion excluding the non-recurring items.

11

Special items

Table 8 – Special items

						Variation (%)
R$ million	4Q22	3Q22	4Q21	2022	2021	4Q22 X 3Q22	4Q22 X 4Q21	2022 X 2021
Net income	43,502	46,236	31,723	189,005	107,264	(5.9)	37.1	76.2
Non-recurring items	647	(299)	11,676	16,528	35,510	−	(94.5)	(53.5)
Non-recurring items that do not affect Adjusted EBITDA	3,060	548	11,197	21,369	35,002	458.4	(72.7)	(38.9)
Impairment of assets and investments	(4,667)	(1,324)	1,538	(6,891)	18,794	252.5	−	−
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	(1)	−	(1)	(220)	−	−	(99.5)
Gains and losses on disposal / write-offs of assets	34	1,550	9,654	5,884	10,889	(97.8)	(99.6)	(46.0)
Results from co-participation agreements in bid areas	7,467	(50)	(202)	21,660	3,317	−	−	553.0
Agreements signed for the electricity sector	−	−	161	−	597	−	−	−
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	−	8	−	2,410	−	−	−
Discount and premium on repurchase of debt securities	226	373	28	717	(5,770)	(39.4)	707.1	−
Non-incidence of income taxes on indexation charges (SELIC interest rate) over undue paid taxes	−	−	−	−	4,767	−	−	−
Financial updating on state amnesty programs	−	−	10	−	218	−	−	−
Other non-recurring items	(2,413)	(847)	479	(4,841)	507	184.9	−	−
Voluntary Separation Plan	(59)	(4)	10	(92)	62	1375.0	−	−
Amounts recovered from Lava Jato investigation	324	115	75	499	1,272	181.7	332.0	(60.8)
Gains / (losses) on decommissioning of returned/abandoned areas	(1,031)	(7)	619	(1,178)	559	14628.6	−	−
State amnesty programs	−	−	3	−	799	−	−	−
Gains (losses) related to legal proceedings	(1,575)	(950)	(363)	(3,948)	(1,634)	65.8	333.9	141.6
Equalization of expenses - Production Individualization Agreements	(72)	(1)	(235)	(122)	(425)	7100.0	(69.4)	(71.3)
PIS and COFINS over inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	−	−	−	(111)	−	−	−
PIS and COFINS recovered - exclusion of ICMS (VAT tax) from the basis of calculation	−	−	2	−	2,556	−	−	−
Gains/(losses) arising from actuarial review of health care plan	−	−	−	−	(4,518)	−	−	−
Gains/(losses) with the transfer of rights on concession agreements	−	−	368	−	1,947	−	−	−
Net effect of non-recurring items on IR / CSLL	(216)	105	(3,967)	(5,631)	(12,126)	−	(94.6)	(53.6)
Recurring net income	43,071	46,430	24,014	178,108	83,882	(7.2)	79.4	112.3
Shareholders of Petrobras	42,910	46,290	23,795	177,431	83,286	(7.3)	80.3	113.0
Non-controlling interests	161	140	219	677	596	15.0	(26.5)	13.6
Adjusted EBITDA	73,091	91,421	62,945	340,482	234,576	(20.1)	16.1	45.1
Non-recurring items	(2,413)	(847)	479	(4,841)	507	184.9	−	−
Recurring Adjusted EBITDA	75,504	92,268	62,466	345,323	234,069	(18.2)	20.9	47.5

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant.

12

Capex

Investment (Capex) encompasses acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

Table 9 - Capex

						Variation (%)
US$ million	4Q22	3Q22	4Q21	2022	2021	4Q22 X 3Q22	4Q22 X 4Q21	2022 X 2021
Exploration and Production	2,218	1,685	2,100	6,952	7,129	31.6	5.6	(2.5)
Refining, Transportation and Marketing	372	295	258	1,193	932	26.2	44.0	28.1
Gas and Power	99	65	161	350	412	52.0	(38.6)	(15.2)
Others	187	86	112	461	298	117.5	66.2	54.7
Subtotal	2,876	2,131	2,631	8,956	8,772	35.0	9.3	2.1
Signature bônus	−	−	−	892	−	−	−	−
Total	2,876	2,131	2,631	9,848	8,772	35.0	9.3	12.3

In 4Q22, capex totaled US$ 9.8 billion, an increase of 12% compared to 2021, as a result of the payment of the signature bonus related to the Sépia and Atapu fields and higher investments in modernization and adaptation of refineries, in addition to expenses with maintenance of logistical assets. In the year 2022, investments in growth corresponded to approximately 55% of the total.

Capex for 2022 was 17% lower than planned for the year in the 2022-26 Strategic Plan, mainly due to: (a) schedule adjustments postponing activities to the following year, (b) optimization of exploratory expenses and (c) non-replacement of pipelines affected by SCC-CO2 in Búzios and Tupi, which when inspected indicated a longer useful life.

In relation to the procurement of P-80 and P-82 FPSOs, which will operate in the Búzios field, due to contractual issues, we had asupplier down paymente, with the respective cash outflow, of around US$0.5 billion in 2022. Although these values were estimated as Capex in 2022, they will only be accounted for the Capex of the projects, during the execution of the works in the coming years.

In 4Q22, capex totaled US$ 2.9 billion, 35% above 3Q22, due to the intensification of well interconnection activities, construction and integration of platforms, in addition to drilling and completion of wells, with emphasis on the P-71 in Itapu field, which started operating in December. Investments in growth corresponded to approximately 53% of the total in 4Q22 and the increase compared to 3Q22 is in line with the ramp-up of projects expected for the year 2023.

Growth capex are those with the primary objective of increasing the capacity of existing assets, deploying new production, offloading, and storage assets, increasing asset efficiency or profitability, and deploying essential infrastructure to enable other growth projects. It includes acquisitions of assets/companies and remaining investments in systems that started up as of 2020 and exploratory investments.

Sustaining capex, on the other hand, has the main objective of maintaining the operation of existing assets. It does not aim at increasing the capacity of the facilities. It includes investments in safety and reliability of facilities, replacement well projects, complementary development, remaining investments in systems that started up before 2020, scheduled stoppages and revitalizations (without new systems), 4D seismic, health, environment, and safety (HSE) projects, subsea line exchanges, operational infrastructure and information technology (IT).

13

In 4Q22, capex in the Exploration and & Production segment totaled US$ 2.2 billion, 32% higher when compared to 3Q22, with approximately 67% in growth. This increase was mainly due to activities related to the implementation of platforms P-71 and P-80 for the Itapu and Búzios fields and the increase in construction activities and well interconnections in Itapu, Revitalization of Marlim 2 and Búzios 8. Investments in 4Q22 were mainly focused on: (a) the development of ultra-deepwater production in the Santos Basin pre-salt (US$ 1.0 billion); (b) exploratory investments (US$ 0.1 billion); and (c) development of new deepwater projects (US$ 0.1 billion).

In the Refining, Transport and Marketing segment, capex totaled US$ 372 million in 4Q22, an increase of 26% when compared to 3Q22, of which approximately 85% were sustaining. This increase was mainly due to the scheduled stoppage of REPAR, in addition to expenses with the pre-stoppage of REFAP and RPBC, scheduled for the beginning of 2023. Additionally, there were expenses with the implementation of Train 2 of RNEST, mainly due to the implementation of the SNOx unit.

In the Gas and Power segment, capex totaled US$ 99 million in 4Q22, 52% higher when compared to 3Q22, of which approximately 88% were sustaining. The increase was mainly due to scheduled stoppages and corrective maintenance of thermal plants.

14

The following table presents the main information about the new oil and gas production systems, already contracted.

Table 10 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras Actual US$ bn	CAPEX Petrobras Total US$ bn1	Petrobras Stake	Status
Búzios 5 FPSO Alm. Barroso (Chartered unit)	2023	150,000	0.95	2.0	88.99%[2]	Project in phase of execution. Production system arrived at the Buzios field. 10 wells drilled and 7 completed.
Marlim 1 FPSO Anita Garibaldi (Chartered unit)	2023	80,000	0.17	1.8	100%	Project in phase of execution with production system in Brazil in final construcion stage. 4
Marlim 2 FPSO Anna Nery (Chartered unit)	2023	70,000	0.32	1.4	100%	Project in phase of execution. Production system arrived at the Marlim field. 4 wells drilled and 3 completed.[4]
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180,000	0.28	0.8	38.6%[3]	Project in phase of execution with production system under construction. 12 wells drilled and 6 completed
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.09	0.8	38.6%[3]	Project in phase of execution with production system under construction. 6 wells drilled and 1 completed
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2024	100,000	0.36	1.7	100%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed[4]
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2024	225,000	0.16	2.0	88.99%[2]	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Búzios 6 P-78 (Owned unit)	2025	180,000	0.48	4.2	88.99%[2]	Project in phase of execution with production system under construction. 1 well drilled.
Búzios 8 P-79 (Owned unit)	2025	180,000	0.40	4.3	88.99%[2]	Project in phase of execution with production system under construction. 4 wells drilled and 1 completed
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.05	0.8	38.6%[3]	Project in phase of execution with production system under construction. 6 wells drilled and 2 completed
Búzios 9 P-80 (Owned unit)	2026	225,000	0.10	5.0	88.99%[2]	Project in phase of execution. Production system construction contract signed on August 2022. 2 wells drilled and completed
Búzios 10 P-82 (Owned unit)	2026	225,000	0.03	5.5	88.99%[2]	Project in phase of execution. Production system construction contract signed on October 2022. 1 well drilled
Búzios 11 P-83 (Owned unit)	2027	225,000	0.04	4.8	88.99%[2]	Project in phase of execution. Production system construction contract signed on September 2022. 2 wells drilled

[1] Total CAPEX with the Strategic Plan 2023-27 assumptions and Petrobras work interest (WI). Chartered units leases are not included.

2 In November 2022, Petrobras concluded the assignment of 5% of its interest in the Production Sharing Contract of the Surplus Volume of the Transfer of Rights, for the Búzios field, in the pre-salt of Santos Basin, to the partner CNOOC. Petrobras stake was adjusted.

[3] Petrobras stake updated after the approval of the Production Individualization Agreement (AIP) of the Mero accumulation. As the compensation relative to the non-contracted area expenses will be paid in oil to the consortium, the work interest (WI) of the CAPEX reported will not change.

[4] Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned.

15

Portfolio management

In 2022, we received US$ 4.8 billion from assets sales, including deferred payments from the sales of NTS (US$ 1.0 billion), in 2Q22, and Bacalhau (US$ 950 million), in 1Q22. In 4Q22, cash inflows related to divestments totaled US$ 931 million, including the receipt of payment for the sale of Polo Carmópolis (US$ 548 million) and Reman (US$ 257.2 million).

From January 1, 2022, to March 01, 2023, we concluded the sale of the Alagoas, Recôncavo, Peroá and Fazenda Belém Clusters, Albacora East field, exploratory blocks in Parana and Potiguar Basins, our equity interests in Deten Química and Gaspetro, and SIX and REMAN Refineries. We also signed the contracts for the sale of the Potiguar, Norte Capixaba, Golfinho and Camarupim Clusters and LUBNOR Refinery.

Table 11 – Main transactions by March 01st, 2023 and respective transaction amounts (excluding deferred payments)

Assets	Amount received (US$ million)	Transaction amount[1] (US$ million)
Bloco PAR-T-198_Paraná Basin	0.031	0.031[6]
Bloco PAR-T-218_Paraná Basin	0.032	0.032[6]
Bloco POT-T-794_Potiguar Basin	0.525	0.525[6]
East Albacora field	1,928	2,201
Papa-Terra field	24.2	105.6[6]
Deten Química	101.2²	117²
Gaspetro	392.3[2]	394[6]
Alagoas cluster	300	300[6]
Carmópolis cluster	823	1,100[6]
Fazenda Belém cluster	13.4	35[5]
Golfinho e Camarupim clusters	3	75
Norte cluster	35.85	544
Peroá cluster	13.07	55[6]
Pescada cluster	-	2[5]
Potiguar cluster	110	1,380
Recôncavo cluster	256	250[5]
LUBNOR refinery	3.4	34
REMAN refinery	257.2	189.5[6]
SIX	44.6	33[6]
Total amount	4,306	6,816

¹ Amounts agreed in the signing date, subject to adjustments upon closing

² Original amounts in BRL, converted to US$ at the PTAX rate on the day of the SPA signing or of the cash inflow

3Transaction signed in 2018 4Transaction signed in 2019 5Transaction signed in 2020 6Transaction signed in 2021

16

Liquidity and capital resources[2]

Table 12 - Liquidity and capital resources

R$ million	4Q22	3Q22	4Q21	2022	2021
Adjusted cash and cash equivalents at the beginning of period	36,688	100,268	62,314	62,040	64,280
Government bonds and time deposits with maturities of more than 3 months at the beginning of period*	(13,038)	(14,957)	(2,920)	(3,630)	(3,424)
Cash and cash equivalents in companies classified as held for sale at the beginning of the period	−	37	32	72	74
Cash and cash equivalents at the beginning of period	23,650	85,348	59,426	58,482	60,930
Net cash provided by operating activities	67,575	63,207	51,392	255,410	203,126
Net cash provided by (used in) investing activities	(12,298)	(3,823)	3,108	(4,377)	11,073
Acquisition of PP&E and intangibles assets	(18,710)	(10,225)	(9,406)	(49,656)	(34,134)
Investments in investees	(37)	(3)	(49)	(138)	(129)
Proceeds from disposal of assets - Divestment	4,888	2,872	10,441	24,815	25,494
Financial compensation from co-participation agreements	10,288	650	−	35,769	15,510
Dividends received	290	402	2,752	1,905	4,333
Divestment (Investment) in marketable securities	(9,017)	2,481	(630)	(17,072)	(1)
(=) Net cash provided by operating and investing activities	55,277	59,384	54,500	251,033	214,199
Net cash used in financing activities	(36,983)	(121,013)	(55,732)	(264,156)	(220,297)
Net financings	(8,413)	(3,297)	(6,437)	(41,845)	(116,057)
Proceeds from finance debt	1,834	11,677	726	15,156	9,647
Repayments	(10,247)	(14,974)	(7,163)	(57,001)	(125,704)
Repayment of lease liability	(7,482)	(6,954)	(8,077)	(28,049)	(31,400)
Dividends paid to shareholders of Petrobras	(21,125)	(111,046)	(40,976)	(194,200)	(72,153)
Dividends paid to non-controlling interest	(69)	(50)	(169)	(409)	(565)
Investments by non-controlling interest	106	334	(73)	347	(122)
Effect of exchange rate changes on cash and cash equivalents	(221)	(69)	288	(3,636)	3,650
Cash and cash equivalents at the end of period	41,723	23,650	58,482	41,723	58,482
Government bonds and time deposits with maturities of more than 3 months at the end of period*	22,369	13,038	3,630	22,369	3,630
Cash and cash equivalents in companies classified as held for sale at the end of the period	−	−	(72)	−	(72)
Adjusted cash and cash equivalents at the end of period	64,092	36,688	62,040	64,092	62,040
Reconciliation of Free Cash Flow
Net cash provided by operating activities	67,575	63,207	51,392	255,410	203,126
Acquisition of PP&E and intangibles assets	(18,710)	(10,225)	(9,406)	(49,656)	(34,134)
Free cash flow**	48,865	52,982	41,986	205,754	168,992

As of December 31, 2022, cash and cash equivalents totaled R$ 41.7 billion and adjusted cash and cash equivalents totaled R$ 64.1 billion.

In 2022, cash generated from operating activities reached R$ 255.4 billion and positive free cash flow totaled R$ 205.8 billion. This level of cash generation, along with the inflow of funds from the divestments of R$ 24.8 billion and the inflow of R$ 35.8 billion referring to financial compensation for co-participation agreements in Sepia and Atapu were used to: (a) pay remuneration to shareholders (R$ 194.2 billion) (b) prepay debt and amortize principal and interest due in the period (R$ 57.0 billion), (c) make investments (R$ 49.7 billion), and (d) amortize lease liabilities (R$ 28.0 billion).

* Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.

** Free cash flow (FCF) is in accordance with the Shareholder Remuneration Policy, which is the result of the equation: FCF = net cash provided by operating activities less acquisitions of PP&E and intangible assets

17

In 2022, the company settled several loans and financial debt, in the amount of R$ 57.0 billion, notably the repurchase of R$ 27.3 billion of securities in the international capital market. The company raised R$ 15.2 billion, of which (i) R$ 6.7 billion through a credit line with sustainability commitments (Sustainability-Linked Loan) in the international banking market due in 2027, and (ii) R$ 3.0 billion through the issuance of commercial notes in the domestic capital market due in 2030 and 2032; and (iii) R$ 1.5 billion through the issuance of private placement commercial notes that backed the issuance of real estate receivables certificates, with maturities in 2030, 2032 and 2037. The real estate receivables certificates were issued by a securitization company that fully subscribed the Commercial Notes issued by Petrobras.

18

Debt

As of 12/31/2022, gross debt reached US$ 53.8 billion, a decrease of 8.4% compared to 12/31/2021.

Average maturity shifted from 13.39 years on 12/31/2021, to 12.07 years on 12/31/2022, mainly because of the repurchase of long-term bonds in the international market.

The gross debt/EBITDA ratio reached 0.81x on 12/31/2022, compared to 1.35x on 12/31/2021.

On 12/31/2022, net debt reached US$ 41.5 billion, an annual decrease of 12.6%.

Table 13 – Debt indicators

US$ million	12.31.2022	09.30.2022	Δ %	12.31.2021
Financial Debt	29,954	30,855	(2.9)	35,700
Capital Markets	16,957	16,800	0.9	22,031
Banking Market	9,672	10,713	(9.7)	9,762
Development banks	723	721	0.3	769
Export Credit Agencies	2,443	2,452	(0.4)	2,951
Others	159	169	(5.9)	187
Finance leases	23,845	23,413	1.8	23,043
Gross debt	53,799	54,268	(0.9)	58,743
Adjusted cash and cash equivalents	12,283	6,785	81.0	11,117
Net debt	41,516	47,483	(12.6)	47,626
Net Debt/(Net Debt + Market Cap) - Leverage	39%	38%	2.6	41%
Average interest rate (% p.a.)	6.5	6.4	1.6	6.2
Weighted average maturity of outstanding debt (years)	12.07	12.04	0.2	13.39
Net debt/LTM Adjusted EBITDA ratio	0.63	0.75	(16.0)	1.09
Gross debt/LTM Adjusted EBITDA ratio	0.81	0.85	(4.8)	1.35
R$ million
Financial Debt	156,286	166,818	(6.3)	199,224
Finance Lease	124,417	126,585	(1.7)	128,594
Adjusted cash and cash equivalents	64,092	36,688	74.7	62,040
Net Debt	216,611	256,715	(15.6)	265,778

19

Results by segment

Exploration and Production

Table 14 – E&P results

						Variation (%) (*)
R$ million	4Q22	3Q22	4Q21	2022	2021	4Q22 X 3Q22	4Q22 X 4Q21	2022 X 2021
Sales revenues	89,205	101,391	88,065	401,204	299,929	(12.0)	1.3	33.8
Gross profit	51,448	62,342	51,601	244,058	172,179	(17.5)	(0.3)	41.7
Operating expenses	(5,771)	(2,509)	2,983	3,994	17,216	130.0	−	(76.8)
Operating income	45,677	59,833	54,584	248,052	189,395	(23.7)	(16.3)	31.0
Net income (loss) attributable to the shareholders of Petrobras	30,240	39,732	36,217	164,600	125,662	(23.9)	(16.5)	31.0
Adjusted EBITDA of the segment	57,644	72,959	61,103	282,087	210,888	(21.0)	(5.7)	33.8
EBITDA margin of the segment (%)	65	72	69	70	70	(7)	(5)	−
ROCE (Return on Capital Employed) (%)	19.8	19.4	11.1	19.8	11.1	0.4	8.7	8.7
Average Brent crude (US$/bbl)	88.71	100.85	79.73	101.19	70.73	(12.0)	11.3	43.1
Internal Transfer Price to RTM - Crude oil (US$/bbl)	83.99	98.81	77.56	95.91	67.48	(15.0)	8.3	42.1
Lifting cost - Brazil (US$/boe)
excluding production taxes and leases	6.07	5.85	5.15	5.78	5.00	3.8	18.0	15.6
excluding production taxes	7.81	7.53	6.93	7.49	6.65	3.7	12.7	12.7
Onshore and shallow waters
with leases	18.77	15.44	14.78	16.96	13.69	21.6	27.0	23.9
excluding leases	18.77	15.44	14.78	16.96	13.69	21.6	27.0	23.9
Deep and ultra-deep post-salt
with leases	13.72	13.66	10.50	13.25	11.25	0.4	30.6	17.7
excluding leases	11.94	12.52	9.10	11.74	9.84	(4.6)	31.3	19.3
Pre-salt
with leases	5.70	5.36	5.26	5.35	4.61	6.4	8.4	15.9
excluding leases	3.89	3.44	3.24	3.47	2.75	13.2	20.1	26.2
including production taxes and excluding leases	21.12	23.48	20.19	23.73	17.97	(10.1)	4.6	32.0
including production taxes and leases	22.85	25.16	21.96	25.44	19.62	(9.2)	4.1	29.7
Production taxes - Brazil	16,220	18,925	17,731	76,158	60,186	(14.3)	(8.5)	26.5
Royalties	9,207	10,692	9,312	42,112	31,034	(13.9)	(1.1)	35.7
Special participation	6,951	8,168	8,355	33,797	28,935	(14.9)	(16.8)	16.8
Retention of areas	62	65	64	249	217	(4.6)	(3.1)	14.7
(*) EBITDA margin and ROCE variations in percentage points

In 2022, E&P gross profit was R$ 244.1 billion, a 42% increase when compared to 2021. This increase was due to higher Brent prices, which led to higher revenues, partially offset by higher government take.

Operating income for 2022 was R$ 248.1billion, a 31% increase when compared to 2021. Besides the increase in gross profit, the results of Buzios, Sepia and Atapu co-participation agreements also had a positive contribution. These results were partially offset by impairments, lower revenue from the sale of assets when compared to 2021 and higher abandonment and R&D expenses.

In 4Q22, E&P gross profit was R$ 51.4 billion, an 17% reduction when compared to 3Q22, mainly due to lower Brent prices. Operating income was also 24% lower, reflecting the drop in gross profit, in addition to the results from impairments, higher exploratory and abandonment expenses, partially offset by the Buzios, Sepia and Atapu co-participation agreements.

20

Lifting costs in 2022, excluding production taxes and leases, were US$ 5.78/boe, 16% higher when compared to 2021 (US$ 5.00/boe). The increase was due to higher expenses with integrity, such as interventions in wells, subsea inspections and FPSOs maintenance after the critical period of the pandemic, associated with the BRL appreciation against the USD. These effects were partially offset by active portfolio management and the production start up of new platforms (FPSO Carioca, FPSO Guanabara, and P-71).

In 4Q22, we recorded a 4% increase in lifting costs excluding production taxes and leases when compared to 3Q22, mainly due to the resumption of production from the Sergipe-Alagoas onshore fields, after a stoppage for operational safety measures carried out in 3Q22. These fields have higher costs per barrel.

In the pre-salt, there was a 13% increase in lifting costs, mainly driven by the higher concentration of integrity expenditures in 4Q22, such as well interventions, subsea inspections and platforms maintenance.

In the post-salt, there was a 5% reduction in the cost per barrel when compared to 3Q22, due to lower expenditures on well interventions and to the decommissioning of P-18, P-19 and P-20 production units, which have higher costs per barrel.

In onshore and shallow water assets, as aforementioned, there was an increase due to the resumption of production form the Sergipe-Alagoas onshore fields after the stoppage for operational safety adjustments in 3Q22. These fields have higher costs per barrel.

The increase in government take in 2022 reflects higher Brent prices when compared to 2021. On the other hand, in 4Q22, the reduction in government take per barrel when compared to 3Q22 reflects lower Brent prices in the period.

21

Refining, Transportation and Marketing

Table 15 - RTM results

						Variation (%) (*)
R$ million	4Q22	3Q22	4Q21	2022	2021	4Q22 X 3Q22	4Q22 X 4Q21	2022 X 2021
Sales revenues	144,757	154,035	117,499	584,697	401,756	(6.0)	23.2	45.5
Gross profit (loss)	17,493	14,428	12,661	73,764	48,151	21.2	38.2	53.2
Operating expenses	(4,561)	(3,185)	1,526	(16,030)	(9,603)	43.2	−	66.9
Operating Income	12,932	11,243	14,187	57,734	38,548	15.0	(8.8)	49.8
Net income (loss) attributable to the shareholders of Petrobras	7,750	7,302	9,662	38,142	30,435	6.1	(19.8)	25.3
Adjusted EBITDA of the segment	14,793	15,296	12,284	69,279	45,430	(3.3)	20.4	52.5
EBITDA margin of the segment (%)	10	10	10	12	11	−	−	1
ROCE (Return on Capital Employed) (%)	12.6	11.8	6.0	12.6	6.0	0.8	6.6	6.6
Refining cost (US$/barrel) - Brazil	1.98	2.17	1.70	1.94	1.66	(8.8)	16.4	16.9
Refining cost (R$/barrel) - Brazil	10.55	11.48	9.42	10.10	8.94	(8.1)	12.0	12.9
Domestic basic oil by-products price (R$/bbl)	621.25	692.97	485.84	632.22	416.34	(10.3)	27.9	51.9
(*) EBITDA margin and ROCE variations in percentage points

In 2022, gross profit was R$ 73.8 billion, R$ 25.6 billion higher than in 2021. The positive effect from inventories turnover was lower in 2022 when compared to 2021. Excluding this effect (R$ 1.8 billion in 2022 and R$ 24.7 billion in 2021) the gross profit would have been R$ 72 billion in 2022 and R$ 23.4 billion in 2021.

There were higher margins for oil products in the domestic market, mainly diesel, jet fuel and gasoline, due to the increase in international margins, strengthened by global oil products supply restrictions and the embargo on Russian oil, as a consequence of the geopolitical conflicts going on since march 2022. These effects had also a positive impact on fuel oil margins and oil exports in 2022.

The operating income in 2022 was 49.8% higher than 2021, due to the higher gross profit, partially offset by higher expenses, due to the gain with the sale of the RLAM refinery in 2021 and to lower impairment reversal related to the 2nd RNEST train in 2022 when compared to 2021.

The refining cost per barrel in 2022 was 12.9% higher than in 2021, mainly due to higher expenses with the maintenance of the refining facilities, in order to achieve greater reliability and keep the high utilization factor, besides the inflationary effects on materials and services and readjustments on personnel costs. The appreciation of the BRL against the USD in 2022 also contributed to higher refining costs per barrel. These effects, on the other hand, were partially offset by the higher utilization of the refining facilities in 2022.

In 4Q22, gross profit was R$ 17.5 billion, 21.2% above 3Q22, due to the lower effect of inventories turnover in 4Q22 when compared to 3Q22. Excluding this effect (-R$ 3.8 billion in 4Q22 and -R$ 7.5 billion in 3Q22) gross profit would have been R$ 21.3 billion in 4Q22 and R$ 21.9 billion in 3Q22.

There were higher margins on gasoline sales in the domestic market, associated with the higher volume sold in 4Q22, due to seasonality and greater competitiveness against ethanol, as well as higher margins on LPG sales, partially offsetting the lower volume of diesel sold, due to seasonality. There was also a higher margin on oil exports due to the higher volume exported in 4Q22, influenced by the additional volume of ongoing exports of 3Q22.

22

In 4Q22, the operating income was 15% higher than 3Q22 due to the higher gross profit, partially offset by higher expenses with lawsuits related to Comperj.

In 4Q22, refining cost per barrel in BRL dropped 8.1% when compared to 3Q22, due to lower expenditures with inputs (catalysts and chemicals) and lower expenses with personnel due to provision adjustments made in September 2022. The feedstock was slightly lower when compared to 3Q22, partially offsetting the lower cost.

23

Gas and Power

Table 16 – G&P results

						Variation (%) (*)
R$ million	4Q22	3Q22	4Q21	2022	2021	4Q22 X 3Q22	4Q22 X 4Q21	2022 X 2021
Sales revenues	20,075	21,747	20,926	77,867	64,987	(7.7)	(4.1)	19.8
Gross profit	6,303	7,898	(509)	23,297	13,595	(20.2)	−	71.4
Operating expenses	(3,718)	(2,965)	(3,832)	(15,233)	(15,575)	25.4	(3.0)	(2.2)
Operating income	2,585	4,933	(4,341)	8,064	(1,980)	(47.6)	−	−
Net income (loss) attributable to the shareholders of Petrobras	1,671	3,222	(2,988)	5,277	(1,301)	(48.1)	−	−
Adjusted EBITDA of the segment	3,143	4,723	(3,604)	9,489	1,118	(33.5)	−	748.7
EBITDA margin of the segment (%)	16	22	(17)	12	2	(6.0)	33.0	10.0
ROCE (Return on Capital Employed) (%)	5.6	(0.5)	(2.5)	5.6	(2.5)	6.1	8.1	8.1
Natural gas sales price - Brazil (US$/bbl)	76.83	75.74	53.53	69.26	45.65	1.4	43.5	51.7
Fixed revenues from power auctions	542	533	570	2,089	2,261	1.7	(4.9)	(7.6)
Average price for power generation (R$/MWh)	59.40	72.80	464.70	185.80	442.70	(18.4)	(87.2)	(58.0)
(*) EBITDA margin and ROCE variations in percentage points

In 2022, gross profit was R$ 23.3 billion, an improvement of R$ 9.7 billion when compared to 2021, mainly due to the recovery of trading margins as an effect of the improvement in the portfolio management of natural gas contracts, alongside the appreciation of Brent prices and lower LNG imports.

In 2022, operating income was R$ 8 billion, an increase of R$ 10 billion over 2021, mainly due to higher gross profit, as operating expenses were only 2% lower in 2022.

In 4Q22, gross profit was R$ 6.3 billion, 20% lower when compared to 3Q22, due to non-recurring operations, despite stable gas and power margins. Operating income reached R$ 2.6 billion in 4Q22, 47.6% lower than 3Q22, due to the lower gross profit and to the positive effect of the Gaspetro divestment on 3Q22 operating expenses.

24

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Resolution 156 of June 2022.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 17 - Reconciliation of Adjusted EBITDA

						Variation (%) (*)
R$ million	4Q22	3Q22	4Q21	2022	2021	4Q22 X 3Q22	4Q22 X 4Q21	2022 X 2021
Net income	43,502	46,236	31,723	189,005	107,264	(5.9)	37.1	76.2
Net finance (expense) income	(1,490)	7,973	13,804	19,257	59,256	−	−	(67.5)
Income taxes	15,799	20,403	12,762	85,993	44,311	(22.6)	23.8	94.1
Depreciation, depletion and amortization	17,459	17,143	16,228	68,202	63,048	1.8	7.6	8.2
EBITDA	75,270	91,755	74,517	362,457	273,879	(18.0)	1.0	32.3
Results in equity-accounted investments	642	(171)	(583)	(1,291)	(8,427)	−	−	(84.7)
Impairment of assets (reversals)	4,680	1,336	(1,537)	6,859	(16,890)	250.3	−	−
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	1	−	1	220	−	−	(99.5)
Results from co-participation agreements in bid areas	(7,467)	50	202	(21,660)	(3,317)	−	−	553.0
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(34)	(1,550)	(9,654)	(5,884)	(10,889)	(97.8)	(99.6)	(46.0)
Adjusted EBITDA	73,091	91,421	62,945	340,482	234,576	(20.1)	16.1	45.1

Adjusted EBITDA margin (%)	46	54	47	53	52	(8.0)	(0.9)	1.0
(*) EBITDA Margin variations in percentage points

25

Financial statements

Table 18 - Income statement - Consolidated

R$ million	4Q22	3Q22	4Q21	2022	2021
Sales revenues	158,579	170,076	134,190	641,256	452,668
Cost of sales	(81,942)	(83,240)	(75,143)	(307,156)	(233,031)
Gross profit	76,637	86,836	59,047	334,100	219,637
Selling expenses	(6,795)	(6,358)	(6,100)	(25,448)	(22,806)
General and administrative expenses	(1,977)	(1,752)	(1,710)	(6,877)	(6,340)
Exploration costs	(3,447)	(565)	(834)	(4,616)	(3,731)
Research and development expenses	(942)	(984)	(827)	(4,087)	(3,033)
Other taxes	(1,017)	(489)	(197)	(2,272)	(2,180)
Impairment (losses) reversals	(4,680)	(1,336)	1,537	(6,859)	16,890
Other income and expenses, net	674	(911)	6,790	9,023	3,967
	(18,184)	(12,395)	(1,341)	(41,136)	(17,233)
Operating income	58,453	74,441	57,706	292,964	202,404
Finance income	2,293	2,713	1,485	9,420	4,458
Finance expenses	(5,223)	(4,157)	(4,915)	(18,040)	(27,636)
Foreign exchange gains (losses) and inflation indexation charges	4,420	(6,529)	(10,374)	(10,637)	(36,078)
Net finance income (expense)	1,490	(7,973)	(13,804)	(19,257)	(59,256)
Results of equity-accounted investments	(642)	171	583	1,291	8,427
Income before income taxes	59,301	66,639	44,485	274,998	151,575
Income taxes	(15,799)	(20,403)	(12,762)	(85,993)	(44,311)
Net Income	43,502	46,236	31,723	189,005	107,264
Net income attributable to:
Shareholders of Petrobras	43,341	46,096	31,504	188,328	106,668
Non-controlling interests	161	140	219	677	596

26

Table 19 - Statement of financial position – Consolidated

ASSETS - R$ million	12.31.2022	12.31.2021
Current assets	163,052	168,247
Cash and cash equivalents	41,723	58,410
Marketable securities	14,470	3,630
Trade and other receivables, net	26,142	35,538
Inventories	45,804	40,486
Recoverable taxes	6,819	7,511
Assets classified as held for sale	18,823	13,895
Other current assets	9,271	8,777
Non-current assets	813,657	804,704
Long-term receivables	110,722	79,992
Trade and other receivables, net	12,729	10,603
Marketable securities	8,159	247
Judicial deposits	57,671	44,858
Deferred taxes	4,342	3,371
Other tax assets	19,715	18,197
Other non-current assets	8,106	2,716
Investments	8,172	8,427
Property, plant and equipment	679,182	699,406
Intangible assets	15,581	16,879
Total assets	976,709	972,951

LIABILITIES - R$ million	12.31.2022	12.31.2021
Current liabilities	163,731	134,913
Trade payables	28,507	30,597
Finance debt	18,656	20,316
Lease liability	28,994	30,315
Taxes payable	30,951	26,414
Dividends payable	21,762	−
Short-term employee benefits	11,555	11,967
Liabilities related to assets classified as held for sale	7,646	4,840
Other current liabilities	15,660	10,464
Non-current liabilities	448,593	448,457
Finance debt	137,630	178,908
Lease liability	95,423	98,279
Income taxes payable	1,578	1,676
Deferred taxes	35,220	6,857
Employee benefits	55,701	52,310
Provision for legal and administrative proceedings	15,703	11,263
Provision for decommissioning costs	97,048	87,160
Other non-current liabilities	10,290	12,004
Shareholders' equity	364,385	389,581
Share capital (net of share issuance costs)	205,432	205,432
Profit reserves and others	157,162	181,897
Non-controlling interests	1,791	2,252
Total liabilities and shareholders´ equity	976,709	972,951

27

Table 20 - Statement of cash flow – Consolidated

R$ million	4Q22	3Q22	4Q21	2022	2021
Cash flows from operating activities
Net income for the period	43,502	46,236	31,723	189,005	107,264
Adjustments for:
Pension and medical benefits - actuarial gains (expense)	1,518	1,605	1,629	6,333	11,215
Results of equity-accounted investments	642	(171)	(583)	(1,291)	(8,427)
Depreciation, depletion and amortization	17,459	17,143	16,228	68,202	63,048
Impairment of assets (reversals)	4,680	1,336	(1,537)	6,859	(16,890)
Inventory write-down (write-back) to net realizable value	23	19	11	57	6
Allowance (reversals) for credit loss on trade and other receivables	118	18	(87)	331	(187)
Exploratory expenditure write-offs	2,952	177	187	3,584	1,365
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(33)	(1,550)	(9,654)	(5,883)	(10,669)
Foreign exchange, indexation and finance charges	(920)	9,698	14,248	22,956	58,391
Income taxes, net	15,799	20,403	12,762	85,993	44,311
Revision and unwinding of discount on the provision for decommissioning costs	1,686	675	398	3,858	3,529
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	−	18	(11)	−	(4,966)
Results from co-participation agreements in bid areas	(7,467)	50	202	(21,660)	(3,317)
Assumption of interest in concessions	−	−	(368)	−	(888)
Early termination and cash outflows revision of lease agreements	(369)	(826)	(1,114)	(3,217)	(2,960)
(Gains) losses with legal, administrative and arbitration proceedings, net	2,842	1,377	1,090	7,011	3,887
Decrease (Increase) in assets
Trade and other receivables	(1,932)	3,576	(3,279)	1,891	(10,783)
Inventories	7,230	(3,007)	(887)	(6,029)	(12,651)
Judicial deposits	(2,084)	(2,392)	(1,711)	(8,844)	(6,165)
Other assets	1,808	(518)	(916)	(1,675)	(1,752)
Increase (Decrease) in liabilities
Trade payables	(83)	(1,048)	1,208	(2,223)	5,667
Other taxes payable	(224)	(7,609)	2,059	(12,903)	14,885
Pension and medical benefits	(1,369)	(945)	(1,027)	(11,035)	(11,848)
Provisions for legal proceedings	(664)	(412)	(1,594)	(1,956)	(3,517)
Short-term benefits	(624)	1,591	(982)	(808)	(1,777)
Provision for decommissioning costs	(838)	(861)	(1,137)	(3,123)	(3,935)
Other liabilities	(1,791)	(1,964)	1,187	(876)	1,941
Income taxes paid	(14,286)	(19,412)	(6,653)	(59,147)	(11,651)
Net cash provided by operating activities	67,575	63,207	51,392	255,410	203,126
Cash flows from investing activities
Acquisition of PP&E and intangible assets	(18,710)	(10,225)	(9,406)	(49,656)	(34,134)
Investments in investees	(37)	(3)	(49)	(138)	(129)
Proceeds from disposal of assets - Divestment	4,888	2,872	10,441	24,815	25,494
Financial compensation from co-participation agreements	10,288	650	−	35,769	15,510
Divestment (Investment) in marketable securities	(9,017)	2,481	(630)	(17,072)	(1)
Dividends received	290	402	2,752	1,905	4,333
Net cash provided by (used in) investing activities	(12,298)	(3,823)	3,108	(4,377)	11,073
Cash flows from financing activities
Changes in non-controlling interest	106	334	(73)	347	(122)
Financing and loans, net:
Proceeds from finance debt	1,834	11,677	726	15,156	9,647
Repayment of principal - finance debt	(8,082)	(12,215)	(5,150)	(47,337)	(113,549)
Repayment of interest - finance debt	(2,165)	(2,759)	(2,013)	(9,664)	(12,155)
Repayment of lease liability	(7,482)	(6,954)	(8,077)	(28,049)	(31,400)
Dividends paid to Shareholders of Petrobras	(21,125)	(111,046)	(40,976)	(194,200)	(72,153)
Dividends paid to non-controlling interests	(69)	(50)	(169)	(409)	(565)
Net cash (used in) financing activities	(36,983)	(121,013)	(55,732)	(264,156)	(220,297)
Effect of exchange rate changes on cash and cash equivalents	(221)	(69)	288	(3,636)	3,650
Net change in cash and cash equivalents	18,073	(61,698)	(944)	(16,759)	(2,448)
Cash and cash equivalents at the beginning of the period	23,650	85,348	59,426	58,482	60,930
Cash and cash equivalents at the end of the period	41,723	23,650	58,482	41,723	58,482

28

Financial information by business areas

Table 21 - Consolidated income by segment – 2022

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	401,204	584,697	77,867	2,636	(425,148)	641,256
Intersegments	394,457	10,050	20,600	41	(425,148)	−
Third parties	6,747	574,647	57,267	2,595	−	641,256
Cost of sales	(157,146)	(510,933)	(54,570)	(2,689)	418,182	(307,156)
Gross profit	244,058	73,764	23,297	(53)	(6,966)	334,100
Expenses	3,994	(16,030)	(15,233)	(13,787)	(80)	(41,136)
Selling expenses	(111)	(9,503)	(15,369)	(385)	(80)	(25,448)
General and administrative expenses	(248)	(1,425)	(317)	(4,887)	−	(6,877)
Exploration costs	(4,616)	−	−	−	−	(4,616)
Research and development expenses	(3,483)	(26)	(30)	(548)	−	(4,087)
Other taxes	(410)	(160)	(223)	(1,479)	−	(2,272)
Impairment (losses) reversals	(6,361)	(495)	4	(7)	−	(6,859)
Other income and expenses, net	19,223	(4,421)	702	(6,481)	−	9,023
Operating income (loss)	248,052	57,734	8,064	(13,840)	(7,046)	292,964
Net finance income (expense)	−	−	−	(19,257)	−	(19,257)
Results of equity-accounted investments	863	38	417	(27)	−	1,291
Income (loss) before income taxes	248,915	57,772	8,481	(33,124)	(7,046)	274,998
Income taxes	(84,338)	(19,630)	(2,742)	18,321	2,396	(85,993)
Net Income (Loss)	164,577	38,142	5,739	(14,803)	(4,650)	189,005
Net income (loss) attributable to:
Shareholders of Petrobras	164,600	38,142	5,277	(15,041)	(4,650)	188,328
Non-controlling interests	(23)	−	462	238	−	677

Table 22 - Consolidated income by segment – 2021

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	299,929	401,756	64,987	2,732	(316,736)	452,668
Intersegments	293,984	7,609	13,847	1,296	(316,736)	−
Third parties	5,945	394,147	51,140	1,436	−	452,668
Cost of sales	(127,750)	(353,605)	(51,392)	(2,730)	302,446	(233,031)
Gross profit	172,179	48,151	13,595	2	(14,290)	219,637
Expenses	17,216	(9,603)	(15,575)	(9,159)	(112)	(17,233)
Selling expenses	(3)	(8,296)	(14,388)	(7)	(112)	(22,806)
General and administrative expenses	(830)	(1,322)	(387)	(3,801)	−	(6,340)
Exploration costs	(3,731)	−	−	−	−	(3,731)
Research and development expenses	(2,251)	(38)	(142)	(602)	−	(3,033)
Other taxes	(1,029)	(663)	(183)	(305)	−	(2,180)
Impairment (losses) reversals	16,375	1,635	(1,133)	13	−	16,890
Other income and expenses, net	8,685	(919)	658	(4,457)	−	3,967
Operating income (loss)	189,395	38,548	(1,980)	(9,157)	(14,402)	202,404
Net finance income (expense)	−	−	−	(59,256)	−	(59,256)
Results of equity-accounted investments	638	4,993	528	2,268	−	8,427
Income (loss) before income taxes	190,033	43,541	(1,452)	(66,145)	(14,402)	151,575
Income taxes	(64,395)	(13,106)	673	27,620	4,897	(44,311)
Net Income (Loss)	125,638	30,435	(779)	(38,525)	(9,505)	107,264
Net income (loss) attributable to:
Shareholders of Petrobras	125,662	30,435	(1,301)	(38,623)	(9,505)	106,668
Non-controlling interests	(24)	−	522	98	−	596

29

Table 23 - Quarterly consolidated income by segment – 4Q22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	89,205	144,757	20,075	578	(96,036)	158,579
Intersegments	87,567	2,570	5,877	22	(96,036)	−
Third parties	1,638	142,187	14,198	556	−	158,579
Cost of sales	(37,757)	(127,264)	(13,772)	(600)	97,451	(81,942)
Gross profit	51,448	17,493	6,303	(22)	1,415	76,637
Expenses	(5,771)	(4,561)	(3,718)	(4,114)	(20)	(18,184)
Selling expenses	(46)	(2,791)	(3,779)	(159)	(20)	(6,795)
General and administrative expenses	(85)	(379)	(70)	(1,443)	−	(1,977)
Exploration costs	(3,447)	−	−	−	−	(3,447)
Research and development expenses	(807)	5	(6)	(134)	−	(942)
Other taxes	(170)	(84)	(46)	(717)	−	(1,017)
Impairment (losses) reversals	(5,719)	1,040	−	(1)	−	(4,680)
Other income and expenses, net	4,503	(2,352)	183	(1,660)	−	674
Operating income (loss)	45,677	12,932	2,585	(4,136)	1,395	58,453
Net finance income (expense)	−	−	−	1,490	−	1,490
Results of equity-accounted investments	87	(785)	63	(7)	−	(642)
Income (loss) before income taxes	45,764	12,147	2,648	(2,653)	1,395	59,301
Income taxes	(15,530)	(4,397)	(879)	5,481	(474)	(15,799)
Net income (loss)	30,234	7,750	1,769	2,828	921	43,502
Net income (loss) attributable to:
Shareholders of Petrobras	30,240	7,750	1,671	2,759	921	43,341
Non-controlling interests	(6)	−	98	69	−	161

Table 24 - Quarterly consolidated income by segment – 3Q22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	101,391	154,035	21,747	657	(107,754)	170,076
Intersegments	99,712	2,773	5,262	7	(107,754)	−
Third parties	1,679	151,262	16,485	650	−	170,076
Cost of sales	(39,049)	(139,607)	(13,849)	(711)	109,976	(83,240)
Gross profit	62,342	14,428	7,898	(54)	2,222	86,836
Expenses	(2,509)	(3,185)	(2,965)	(3,717)	(19)	(12,395)
Selling expenses	(36)	(2,300)	(3,879)	(124)	(19)	(6,358)
General and administrative expenses	(34)	(386)	(78)	(1,254)	−	(1,752)
Exploration costs	(565)	−	−	−	−	(565)
Research and development expenses	(828)	(8)	(7)	(141)	−	(984)
Other taxes	(47)	53	(83)	(412)	−	(489)
Impairment (losses) reversals	(24)	(1,313)	1	−	−	(1,336)
Other income and expenses, net	(975)	769	1,081	(1,786)	−	(911)
Operating income (loss)	59,833	11,243	4,933	(3,771)	2,203	74,441
Net finance income (expense)	−	−	−	(7,973)	−	(7,973)
Results of equity-accounted investments	237	(118)	62	(10)	−	171
Income (loss) before income taxes	60,070	11,125	4,995	(11,754)	2,203	66,639
Income taxes	(20,344)	(3,823)	(1,678)	6,191	(749)	(20,403)
Net income (loss)	39,726	7,302	3,317	(5,563)	1,454	46,236
Net income (loss) attributable to:
Shareholders of Petrobras	39,732	7,302	3,222	(5,614)	1,454	46,096
Non-controlling interests	(6)	−	95	51	−	140

30

Table 25 - Other income and expenses by segment – 2022

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(8,970)	(116)	(160)	(194)	−	(9,440)
Losses with legal, administrative and arbitration proceedings	(2,385)	(2,189)	(364)	(2,073)	−	(7,011)
Pension and medical benefits - retirees (*)	−	−	−	(5,240)	−	(5,240)
Performance award program	(1,154)	(597)	(142)	(943)	−	(2,836)
Losses with Commodities Derivatives	−	(1,236)	−	(25)	−	(1,261)
Losses on decommissioning of returned/abandoned areas	(1,178)	−	−	−	−	(1,178)
Operating expenses with thermoelectric power plants	−	−	(774)	−	−	(774)
Profit sharing	(293)	(145)	(34)	(206)	−	(678)
Institutional relations and cultural projects	−	(10)	−	(525)	−	(535)
Expenditures on health, safety and environment	(111)	(51)	(2)	(246)	−	(410)
Transfer of rights on concession agreements	−	−	−	−	−	−
Recovery of taxes	−	61	1	285	−	347
Amounts recovered from Lava Jato investigation	90	−	−	409	−	499
(Losses)/gains of non-core activities	604	(310)	475	113	−	882
Fines imposed on suppliers	915	109	105	55	−	1,184
Government grants	23	−	−	2,404	−	2,427
Early termination and changes to cash flow estimates of leases	2,944	323	39	(89)	−	3,217
Expenses/Reimbursements from E&P partnership operations	3,545	−	−	−	−	3,545
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	4,391	554	881	58	−	5,884
Results from co-participation agreements in bid areas (**)	21,660	−	−	−	−	21,660
Others	(858)	(814)	677	(264)	−	(1,259)
	19,223	(4,421)	702	(6,481)	−	9,023
(*) In 2022, it includes R$ 352 referring to the payment of a contribution as provided for in the Pre-70 Term of Financial Commitment (TFC) for the administrative funding of the PPSP-R pre-70 and PPSP-NR pre-70 plans.
(**) For 2022, it mainly refers to the gain related to the agreements of Atapu and Sépia fields .

Table 26 - Other income and expenses by segment – 2021

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(6,983)	(101)	(141)	(115)	−	(7,340)
Losses with legal, administrative and arbitration proceedings	(1,783)	(2,574)	(23)	493	−	(3,887)
Pension and medical benefits - retirees	−	−	−	(7,840)	−	(7,840)
Performance award program	(1,020)	(561)	(120)	(841)	−	(2,542)
Losses with Commodities Derivatives	−	(422)	−	−	−	(422)
Losses on decommissioning of returned/abandoned areas	559	−	−	−	−	559
Operating expenses with thermoelectric power plants	−	−	(474)	−	−	(474)
Profit sharing	(271)	(178)	(31)	(191)	−	(671)
Institutional relations and cultural projects	−	(8)	−	(511)	−	(519)
Expenditures on health, safety and environment	(165)	(43)	(3)	(214)	−	(425)
Transfer of rights on concession agreements	1,947	−	−	−	−	1,947
Recovery of taxes (*)	−	57	170	2,728	−	2,955
Amounts recovered from Lava Jato investigation	89	−	−	1,183	−	1,272
(Losses)/gains of non-core activities	380	(11)	448	100	−	917
Fines imposed on suppliers	680	116	48	35	−	879
Government grants	45	139	−	673	−	857
Early termination and changes to cash flow estimates of leases	2,802	274	(115)	(1)	−	2,960
Expenses/Reimbursements from E&P partnership operations	2,580	−	−	−	−	2,580
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	7,377	3,161	359	(8)	−	10,889
Results from co-participation agreements in bid areas (**)	3,317	−	−	−	−	3,317
Others	(869)	(768)	540	52	−	(1,045)
	8,685	(919)	658	(4,457)	−	3,967
(*) In 2021, it includes the effects of the exclusion of ICMS (VAT tax) from the basis of calculation of sales taxes PIS and COFINS, except for the effects of inflation indexation.
(**) For 2021, it refers to the agreement of Buzios field.

31

Table 27 - Other income and expenses by segment – 4Q22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(2,462)	(28)	(46)	(42)	−	(2,578)
Losses with legal, administrative and arbitration proceedings	(405)	(1,241)	(62)	(1,134)	−	(2,842)
Pension and medical benefits - retirees (*)	−	−	−	(1,157)	−	(1,157)
Performance award program	(316)	(159)	(41)	(259)	−	(775)
Losses with Commodities Derivatives	−	(609)	−	(25)	−	(634)
Losses on decommissioning of returned/abandoned areas	(1,031)	−	−	−	−	(1,031)
Operating expenses with thermoelectric power plants	−	−	(219)	−	−	(219)
Profit sharing	(73)	(15)	(9)	(51)	−	(148)
Institutional relations and cultural projects	−	(3)	−	(193)	−	(196)
Expenditures on health, safety and environment	(28)	(18)	(1)	(53)	−	(100)
Transfer of rights on concession agreements	−	−	−	−	−	−
Recovery of taxes	−	16	−	61	−	77
Amounts recovered from Lava Jato investigation	−	−	−	324	−	324
(Losses)/gains of non-core activities	110	(109)	217	129	−	347
Fines imposed on suppliers	281	29	(66)	36	−	280
Government grants	5	−	−	735	−	740
Early termination and changes to cash flow estimates of leases	342	79	(47)	(5)	−	369
Expenses/Reimbursements from E&P partnership operations	1,231	−	−	−	−	1,231
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(67)	20	42	39	−	34
Results from co-participation agreements in bid areas (**)	7,467	−	−	−	−	7,467
Others	(551)	(314)	415	(65)	−	(515)
	4,503	(2,352)	183	(1,660)	−	674
(*) In 2022, it includes R$ 352 referring to the payment of a contribution as provided for in the Pre-70 Term of Financial Commitment (TFC) for the administrative funding of the PPSP-R pre-70 and PPSP-NR pre-70 plans.
(**) For 2022, it mainly refers to the gain related to the agreement of Atapu and Sépia fields.

Table 28 - Other income and expenses by segment – 3Q22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(2,220)	(32)	(62)	(76)	−	(2,390)
Losses with legal, administrative and arbitration proceedings	(1,296)	288	(7)	(362)	−	(1,377)
Pension and medical benefits - retirees (*)	−	−	−	(1,596)	−	(1,596)
Performance award program	(322)	(178)	(35)	(270)	−	(805)
Losses with Commodities Derivatives	−	464	−	−	−	464
Losses on decommissioning of returned/abandoned areas	(7)	−	−	−	−	(7)
Operating expenses with thermoelectric power plants	−	−	(196)	−	−	(196)
Profit sharing	(84)	(50)	(9)	(58)	−	(201)
Institutional relations and cultural projects	−	(2)	−	(113)	−	(115)
Expenditures on health, safety and environment	(28)	(11)	−	(57)	−	(96)
Transfer of rights on concession agreements	−	−	−	−	−	−
Recovery of taxes	−	12	−	51	−	63
Amounts recovered from Lava Jato investigation	90	−	−	25	−	115
(Losses)/gains of non-core activities	203	(72)	116	(18)	−	229
Fines imposed on suppliers	196	15	114	(15)	−	310
Government grants	10	−	−	640	−	650
Early termination and changes to cash flow estimates of leases	713	93	70	(50)	−	826
Expenses/Reimbursements from E&P partnership operations	1,538	−	−	−	−	1,538
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	383	290	876	1	−	1,550
Results from co-participation agreements in bid areas (**)	(50)	−	−	−	−	(50)
Others	(101)	(48)	214	112	−	177
	(975)	769	1,081	(1,786)	−	(911)
(*) In 2022, it includes R$ 352 referring to the payment of a contribution as provided for in the Pre-70 Term of Financial Commitment (TFC) for the administrative funding of the PPSP-R pre-70 and PPSP-NR pre-70 plans.
(**) For 2022, it mainly refers to the gain related to the agreement of Atapu and Sépia fields.

32

Table 29 - Consolidated assets by segment – 12.31.2022

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	606,994	179,652	39,574	177,953	(27,464)	976,709

Current assets	27,259	62,794	2,041	98,422	(27,464)	163,052
Non-current assets	579,735	116,858	37,533	79,531	−	813,657
Long-term receivables	33,140	9,450	492	67,640	−	110,722
Investments	1,976	5,098	905	193	−	8,172
Property, plant and equipment	531,550	101,728	35,747	10,157	−	679,182
Operating assets	480,481	87,925	25,085	8,267	−	601,758
Assets under construction	51,069	13,803	10,662	1,890	−	77,424
Intangible assets	13,069	582	389	1,541	−	15,581

Table 30 - Consolidated assets by segment – 12.31.2021

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	610,924	170,799	43,415	172,541	(24,728)	972,951

Current assets	21,036	53,753	7,012	111,174	(24,728)	168,247
Non-current assets	589,888	117,046	36,403	61,367	−	804,704
Long-term receivables	20,284	8,312	529	50,867	−	79,992
Investments	2,194	5,412	662	159	−	8,427
Property, plant and equipment	552,654	102,788	34,829	9,135	−	699,406
Operating assets	486,676	89,770	20,868	7,662	−	604,976
Assets under construction	65,978	13,018	13,961	1,473	−	94,430
Intangible assets	14,756	534	383	1,206	−	16,879

33

Table 31 - Reconciliation of Adjusted EBITDA by segment – 2022

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	164,577	38,142	5,739	(14,803)	(4,650)	189,005
Net finance income (expense)	−	−	−	19,257	−	19,257
Income taxes	84,338	19,630	2,742	(18,321)	(2,396)	85,993
Depreciation, depletion and amortization	53,725	11,603	2,310	564	−	68,202
EBITDA	302,640	69,375	10,791	(13,303)	(7,046)	362,457
Results in equity-accounted investments	(863)	(38)	(417)	27	−	(1,291)
Impairment of assets (reversals)	6,361	495	(4)	7	−	6,859
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	1	−	−	−	1
Results from co-participation agreements in bid areas	(21,660)	−	−	−	−	(21,660)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(4,391)	(554)	(881)	(58)	−	(5,884)
Adjusted EBITDA	282,087	69,279	9,489	(13,327)	(7,046)	340,482

Table 32 - Reconciliation of Adjusted EBITDA by segment – 2021

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	125,638	30,435	(779)	(38,525)	(9,505)	107,264
Net finance income (expense)	−	−	−	59,256	−	59,256
Income taxes	64,395	13,106	(673)	(27,620)	(4,897)	44,311
Depreciation, depletion and amortization	48,562	11,678	2,324	484	−	63,048
EBITDA	238,595	55,219	872	(6,405)	(14,402)	273,879
Results in equity-accounted investments	(638)	(4,993)	(528)	(2,268)	−	(8,427)
Impairment of assets (reversals)	(16,375)	(1,635)	1,133	(13)	−	(16,890)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	220	−	220
Results from co-participation agreements in bid areas	(3,317)	−	−	−	−	(3,317)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(7,377)	(3,161)	(359)	8	−	(10,889)
Adjusted EBITDA	210,888	45,430	1,118	(8,458)	(14,402)	234,576

Table 33 - Reconciliation of Adjusted EBITDA by segment – 4Q22

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	30,234	7,750	1,769	2,828	921	43,502
Net finance income (expense)	−	−	−	(1,490)	−	(1,490)
Income taxes	15,530	4,397	879	(5,481)	474	15,799
Depreciation, depletion and amortization	13,648	2,921	600	290	−	17,459
EBITDA	59,412	15,068	3,248	(3,853)	1,395	75,270
Results in equity-accounted investments	(87)	785	(63)	7	−	642
Impairment of assets (reversals)	5,719	(1,040)	−	1	−	4,680
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results from co-participation agreements in bid areas	(7,467)	−	−	−	−	(7,467)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	67	(20)	(42)	(39)	−	(34)
Adjusted EBITDA	57,644	14,793	3,143	(3,884)	1,395	73,091

34

Table 34 - Reconciliation of Adjusted EBITDA by segment – 3Q22

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	39,726	7,302	3,317	(5,563)	1,454	46,236
Net finance income (expense)	−	−	−	7,973	−	7,973
Income taxes	20,344	3,823	1,678	(6,191)	749	20,403
Depreciation, depletion and amortization	13,435	3,029	667	12	−	17,143
EBITDA	73,505	14,154	5,662	(3,769)	2,203	91,755
Results in equity-accounted investments	(237)	118	(62)	10	−	(171)
Impairment of assets (reversals)	24	1,313	(1)	−	−	1,336
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	1	−	−	−	1
Results from co-participation agreements in bid areas	50	−	−	−	−	50
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(383)	(290)	(876)	(1)	−	(1,550)
Adjusted EBITDA	72,959	15,296	4,723	(3,760)	2,203	91,421

35

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents and investments in securities in domestic and international markets that have high liquidity, i.e., convertible into cash within 3 months, even if maturity is longer than 12 months, held for the purpose of complying with cash commitments. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA - Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets (reversals); results on disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA; and results from co-participation agreements in bid areas).

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow), presented in the consolidated cash flow statement.

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

ROCE - operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer